希慎興業有限公司
Hysan Development Company Limited

02 MAY 29 AM 11:43

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : peggy.lam@hysan.com.hk

02034472

Our Ref : SEC/PPL/HYSAN/USSEC/L149-
Your Ref :

15 May 2002

Exemption No. 82-1617

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

BY AIR MAIL

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

SUPPL

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Announcement - Final Dividend for the year ended 31 December 2001
Option to receive shares in lieu of cash dividend
Calculation of Market Value dated 14 May 2002

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Peggy Lam
Assistant Company Secretary

Enc.

South China Morning Post

15 May 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap 32 with limited liability)

FINAL DIVIDEND FOR THE YEAR ENDED 31 DECEMBER 2001
OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND
CALCULATION OF MARKET VALUE

At the Annual General Meeting of Shareholders of the Company held on 14 May 2002, an ordinary resolution had been passed to declare a final dividend of HK$0.28 per ordinary share in the capital of the Company (each as a "Share"), to shareholders whose names appeared on the Register of Members on that day. Eligible shareholders may elect to receive such dividend in the form of cash or in the form of new shares, or a combination of these.

The number of new shares of par value HK$5.00 each ("New Shares") to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the market value of a New Share (the "Market Value").

The Market Value has been determined to be HK$8.92, being the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the last five consecutive Stock Exchange dealing days commencing Wednesday, 8 May 2002 (the first day the shares traded ex dividend).

The formula used for calculating the entitlement is as follows:

Number of shares held as at 14 May 2002 x HK$0.28 = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{HK\$8.92}} = \text{maximum number of New Shares (rounded down to the nearest whole number)}$$

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. A circular to shareholders giving details of the scrip dividend, together with an election form, will be sent to eligible shareholders (excluding shareholders whose registered addresses are situated in the United States or any of its territories or possessions or Canada who will only receive the circular) on or about Tuesday, 21 May 2002. Shareholders who wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares should complete and sign the form of election and return it to the Share Registrars and Transfer office of the Company, Standard Registrars Limited, 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on Monday, 10 June 2002. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders at their risks on or about Thursday, 13 June 2002. Expected first day of dealings in the New Shares in Hong Kong is Monday, 17 June 2002.

By order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 14 May 2002